Via Facsimile and U.S. Mail
Mail Stop 6010

								July 26, 2005

Mr. Lawrence Stumbaugh
Director, Chief Executive Officer and President
AssuranceAmerica Corporation
5500 Interstate North Pkwy., Suite 600
Atlanta, Georgia   30328

      Re:	AssuranceAmerica Corporation
		Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed May 3, 2005
      File No. 000-06334

Dear Mr. Stumbaugh:

      We have limited our review of your filing to only those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Report of Independent Public Accountants, page F-2

1. Provide us information that demonstrates that "Miller Ray
Houser &
Stewart LLP" was currently registered with the Public Company Accounting Oversight Board as of the date of their report. "Miller Ray & Houser LLP" appears to be the closest firm, in name, to be currently registered with the Public Company Accounting Oversight Board.

(6)  Unpaid Losses and Loss Adjustment Expenses, page F-9

2. Please provide us the disclosures that are required by paragraph
11 of SOP 94-5.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ibolya Ignat, Staff Accountant, at (202)
551-
3656, or Oscar M. Young, Senior Staff Accountant, at (202) 551-
3622,
if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,



								Jim B. Rosenberg
								Senior Assistant Chief
								Accountant
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Lawrence Stumbaugh
AssuranceAmerica Corporation
July 26, 2005
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